5/21

08002746

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q Gold Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 27 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 04931 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/22/08

File # 82-493

082-04931

RECEIVED

2008 MAY 21 P 1:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

~~Q-GOLD RESOURCES LTD.~~

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

~~Solana Petroleum~~
Q Gold Resources Ltd

ARLS
12-31-07

CONTENTS

April 28th, 2008

AUDITORS' REPORT

To the Shareholders of Q-Gold Resources Ltd.:

We have audited the consolidated balance sheets of **Q-GOLD RESOURCES LTD.** as at **DECEMBER 31, 2007** and **2006** and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and December 31, 2006, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed"
DNTW Chartered Accountants, LLP

Calgary, Alberta

AS AT DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT		
Cash	$ 1,093,271	$ 1,806,627
Current portion of due from related parties (note 3)	87,296	8,640
Accounts receivable	88,104	15,718
Prepaid expenses	12,532	1,990
	1,281,203	1,832,975
PROPERTY, PLANT AND EQUIPMENT (note 5)	81,260	13,663
DUE FROM RELATED PARTIES (note 3)	-	87,297
	$ 1,362,463	$ 1,933,935
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 130,336	$ 27,698
	130,336	27,698
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 6)	11,944,245	9,514,129
CONTRIBUTED SURPLUS (note 6)	78,874	33,301
DEFICIT	(10,790,992)	(7,641,193)
	1,232,127	1,906,237
	$ 1,362,463	$ 1,933,935

APPROVED ON BEHALF OF THE BOARD:

"Eugene Chen" Director

"J. Bruce Carruthers II" Director

Q-GOLD RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUE		
Interest	$ 47,407	$ 15,707
EXPENSES		
Accounting	53,464	29,438
Amortization	34,826	4,567
Compliance agency fees	29,879	39,605
Consulting fee	10,000	64,500
Financing fees	-	8,845
Mine Centre, Ontario mineral exploration properties (note 4)	2,517,905	917,487
Insurance	15,643	2,871
Interest and bank charges	310	2,699
Legal fees	25,494	40,077
Management fee (note 8)	130,588	129,730
Office	102,920	60,738
Professional/Geological services	9,313	25,264
Promotion and investor relations	117,099	60,013
Stock options	45,573	33,301
Taxes	28,367	1,225
Travel	31,578	16,169
	3,152,959	1,436,529
Loss before foreign exchange and extraordinary items	(3,105,552)	(1,420,822)
OTHER		
Foreign Exchange (Loss)	(38,247)	(19,350)
(Loss) on sale of capital assets	(6,000)	-
	(44,247)	(19,350)
NET LOSS FOR THE YEAR	(3,149,799)	(1,440,172)
Deficit, beginning of year	(7,641,193)	(6,201,021)
DEFICIT, END OF YEAR	$ (10,790,992)	$ (7,641,193)
Basic and diluted (loss) per share	$ (0.05)	$ (0.04)

Q-GOLD RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

CASH FUNDS PROVIDED BY (USED IN)	2007	2006
OPERATING ACTIVITIES		
Net loss for the year	$ (3,149,799)	$ (1,440,172)
Adjustments for items not affecting cash		
Amortization of property, plant and equipment	34,826	4,567
Acquisition of Mineral Properties in a non-cash transaction (note 4)	381,922	100,000
Unrealized foreign exchange (gain) loss	-	40,340
Loss on disposal of capital assets	6,000	-
Working capital used by operating activities	(2,727,051)	(1,295,265)
Change in non-cash operating working capital (note 9)	19,710	(25,891)
Cash used by operations	(2,707,341)	(1,321,156)
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(124,424)	(2,059)
Amounts received from related parties	8,641	8,384
Increase in contributed surplus	45,573	33,301
Proceeds from sale of capital assets	16,000	-
	(54,210)	39,626
FINANCING ACTIVITIES		
Repayment of short term loans	-	(16,679)
Net proceeds from equity financing	2,048,195	3,097,132
	2,048,195	3,080,453
INCREASE (DECREASE) IN CASH FUNDS FOR THE YEAR	(713,356)	1,798,923
Cash funds, beginning of year	1,806,627	7,704
CASH FUNDS, END OF YEAR	$ 1,093,271	$ 1,806,627

SUPPLEMENTARY INFORMATION

	2007	2006
Cash interest earned	$ 47,407	$ 15,707
Cash interest paid	$ 310	$ 2,699
Cash income taxes paid	$ -	$ -

1. GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At December 31, 2007 the Company had accumulated losses amounting to $10,790,992. The ability of the Company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 SIGNIFICANT ACCOUNTING POLICIES

a) Incorporation

The Company was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Company changed its name on January 21, 2004 to Q-Gold Resources Ltd.

b) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd., and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited. Q-Gold (Ontario) Ltd. was incorporated for the purpose of holding title to the Corporation's Mineral Properties in Ontario. Solana Petroleum Holdings Limited was originally incorporated to hold the Corporation's interest in international oil and gas projects, of which it does not have any.

c) Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

d) Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

e) Future income taxes

The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the Company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Earnings per share

In 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2007 and 2006.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the twelve month period ended December 31, 2007 were 38,717,862 (2006 – 20,326,903). Diluted weighted average shares for the twelve month period ended December 31, 2007 were 68,607,880 (2006 – 35,064,321).

g) Stock options

The Company has adopted the recommendations of the CICA handbook section 3870 with respect to stock-based compensation and stock-based payments. The recommendation requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the income statement and the use of the fair value method for all other types of stock-based compensation plans.

h) Financial Instruments

The Company's financial instruments at December 31, 2007 and December 31, 2006 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

i) Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

j) Revenue recognition

Interest income is recognized using the accrual method of accounting, where income is recognized as it is earned.

3 DUE FROM RELATED PARTIES

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the Company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the Company. On March 1, 2003, the Company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. Monthly principal and interest payments total $750 and $200 respectively. Pursuant to the terms of the promissory notes, interest is accrued at 3% per annum and the outstanding principal and interest were to be paid in full on or before March 1, 2008. Hexagon Resources and Mr. Gavin notified the Company that they were unable to pay the promissory notes in full as of March 1, 2008, and the Company subsequently extended the terms of the Promissory Notes to March 1, 2009.

4 MINERAL PROPERTIES AND COMMITMENT

In March of 2006, the Company acquired a 100% interest in the "Cousineau Tract" near Mine Centre, Ontario. Pursuant to terms of the acquisition, the Company issued 375,000 common shares valued at $75,000 ($0.20/share) and granted a 2.5% NSR to the owners of the Tract, which consists of 5,840 contiguous acres of prospective gold and base metals mining claims.

On June 5, 2006, the Exchange accepted for filing a purchase and sale agreement whereby the Company purchased an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Company's existing holdings on the southeastern shore of Bad Vermilion Lake. This transaction was a non-arm's length transaction as these claims were owned by two private parties including John (Jack) A. Bolen, a director of the Company. Under the terms of the agreement the Company issued 100,000 common shares valued at $25,000 ($0.25/share) and granted a 2.5% NSR to the property owners in return for a 100% interest in the claims.

On December 6, 2006, the Company announced that in a cash transaction, it acquired three additional Mine Centre Leasehold Patents containing high-priority exploration targets on lands adjacent to its holdings.

On January 25, 2007, the Exchange approved the Company's Option Agreement to purchase both mining and surface rights on two Freehold Mining Patents in the Kenora Mining Division of Ontario. The Patents contain the historic Manhattan Mine and are adjacent to the Company's holdings at Mine Centre. The Company paid $7,500 in cash and issued 150,000 common shares, at a deemed price of $0.20 per share, to the Optionors. The Option consists of three 5-year periods, during which Q-Gold may conduct exploration operations on the Patents. The first two periods are renewable by the Company if all payments to Optionors are current. Beginning in Year 1 of Option period 2, Q-Gold may purchase the Patents for $75,000 in cash or $100,000 during Option period 3. The Company is also obligated to pay the Optionors annual advance royalty payments of $2,500, $5,000 and $7,500 on each anniversary during the first, second and third Option periods, which are deductible from future NSR payments. Upon exercise of the Option, Q-Gold will grant the Optionors a 2% NSR payable on all mineral production from the Patents.

On February 16, 2007, the Exchange approved the Company's acquisition of the assets of Nipigon Gold Resources Ltd. ("Nipigon"). The principal assets acquired were six Crown Leases totaling 240 acres surrounded by the Company's Mine Centre holdings. Pursuant to the acquisition, the Company paid Nipigon $25,000 in cash and issued 1,000,000 common shares at $0.25 per share to Nipigon shareholders and will also pay Nipigon a series of cash production payments totaling $500,000 when gold production from the six Crown Leases reaches 50,000 ounces, in 10,000 ounce increments. The six Crown Leases are subject to an existing Net Smelter Return Royalty of 3%.

4 MINERAL PROPERTIES AND COMMITMENT (continued)

On March 21, 2007, the Exchange approved the Company's Option Agreement to purchase five mining claims adjacent to its Mine Centre holdings. The claims were optioned from a private party for $5,000 in cash and 100,000 shares at a deemed price of $0.25/ share. The owner will also receive a cash payment of $7,500 and Company stock valued at $50,000 on the first anniversary of the Option Agreement and $10,000 cash and $75,000 in stock on the second anniversary. The Company also agreed to work commitments of $30,000 and $60,000 in years one and two of the Option Agreement. Upon exercise of the Option, the owner will receive an NSR of 2% on all mineral production from the claims.

On June 19, 2007, the Exchange approved a series of transactions whereby the Company acquired options on 1,638 acres of patented land in the Rainy River area of Ontario, adjacent to the Company's 2,600 acres of staked claims, announced in April of 2007. The Company compensated the private landowners with cash and 102,380 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

On July 19, 2007,. the Company announced it had acquired an option to acquire 1,000 acres adjoining its Iron Ridge Prospect on the western shore of Bad Vermilion Lake. Under the terms of the option, the property owners received a cash payment and 75,000 common shares of the Company. The Company can exercise the option by making additional cash payments and issuing 100,000 and 125,000 common shares to the owners on the first and second anniversaries, respectively. The owners also will retained a 2% Net Smelter Return.

On July 26, 2007, the Company announced it had acquired options on an additional 3,616 acres of patented land in the Rainy River area of Ontario. The Company compensated the private landowners with cash and 214,728 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

The Corporation is required to spend a total of $295,048 on an annual basis for exploration of its 126 mining claims in Ontario.

5 PROPERTY, PLANT AND EQUIPMENT

			Dec. 31, 2007	Dec. 31, 2006
	Cost $	Accumulated amortization $	Net $	Net $
Automotive	77,891	28,029	49,862	11,166
Office equipment	5,014	2,136	2,878	1,034
Computer equipment	15,242	8,691	6,551	1,463
Field equipment	31,384	9,415	21,969	-
	129,531	**48,271**	**81,260**	**13,663**

6 SHARE CAPITAL

a) Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

b) Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2005	13,906,489	6,276,997
Shares Issued during the Period	18,037,800	3,603,604
Share issue costs	-	(366,472)
Balance as at December 31, 2006	31,944,289	9,514,129
Shares Issued during the Period	12,843,612	2,681,813
Less Share issue costs	0	(251,697)
Balance as at December 31, 2007	**44,787,901**	**11,944,245**

In January of 2007, the Company announced it had completed a non-brokered private placement of 1,250,000 Units at $0.20 each for gross proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one common share at a price of $0.30 within twelve months of issuance and $0.35 during the ensuing twelve months.

On March 14, 2007, the Company announced it had completed a non-brokered private placement of 227,004 common shares at a price of $0.25 per share for gross proceeds of $56,751. In connection with this financing, the Company granted share purchase warrants to purchase 113,502 Common Shares at a price of $0.30 per share in year one and $0.35 per share in year two.

On April 19, 2007, the Company announced it had completed a non-brokered flow-through private placement of 4,810,000 units ("Units") at a price of $0.25 per Unit for gross proceeds of $1,202,500. Each Unit consists of one common share, issued on a "flow-through" basis, and one-half of a common share purchase warrant. Each whole Warrant entitles the holder to acquire one additional common share at an exercise price of $0.35 for a period of 24 months from issuance. The Company paid cash finder's fees of $65,375 and due diligence fees of $27,075, and granted 331,000 finder's fee warrants (the "Finder's Warrant"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.25 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units described above, except that they consist of Common Shares rather than flow-through shares. Also, the Company granted 120,000 warrants to acquire Common Shares at an exercise price of $0.35 per share to other finders participating in the financing.

6 SHARE CAPITAL (continued)

During the twelve months ending December 31, 2007, the Company issued 1,642,108 additional common shares in connection with an asset purchase and three options it obtained on mineral properties in the Mine Centre and Rainy River areas of Ontario. These transactions are described in Note 4, above.

On November 9, 2007, the Company announced it had completed a non-brokered flow-through private placement of 4,806,500 units ("Units") at a price of $0.16 per Unit for gross proceeds of $769,040. Each Unit consists of one common share, issued on a "flow-through" basis, and one-half of a common share purchase warrant. Each whole Warrant entitles the holder to acquire one additional common share at an exercise price of $0.25 for a period of 24 months from issuance. The Company paid cash finder's fees of $38,452 and due diligence fees of $23,071, and granted 480,650 finder's fee warrants (the "Finder's Warrant"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.16 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units described above, except that they consist of Common Shares rather than flow-through shares. On March 28, 2008, the Corporation issued 200,000 common shares in connection with an option agreement on properties acquired in March, 2007.

c) Stock options

The Company has established a stock option plan for the benefit of directors, officers, employees and consultants of the Company. At December 31, 2007, 3,475,000 (2006 – 1,920,000) options had been granted under the following terms:

Number of Shares	Option price $	Issue date	Expiry date
1,300,000	0.20	September 16, 2005	September 16, 2010
520,000	0.26	April 27, 2006	April 27, 2011
75,000	0.13	April 27, 2006	April 27, 2011
125,000	0.24	January 30, 2007	January 30, 2012
525,000	0.27	February 6, 2007	February 6, 2012
230,000	0.25	May 31, 2007	May 31, 2012
700,000	0.13	August 27, 2007	August 27, 2012

On May 31, 2007, the Company announced the engagement of AGORACOM Investor Relations to provide investor relations services. Under the terms of the engagement, the Company will grant to AGORACOM 230,000 stock options at an exercise price of $0.25 per common share. The options will vest in four quarterly installments, with the first installment vesting on August 15, 2007, and will expire on May 15, 2010.

During the 12 months ended December 31, 2007 stock options with a Black Scholes fair value of $438,042 (2006 - $568,714) were granted to directors, officers, employees and consultants. Fair value was determined using assumptions of expected life of 3 to 5 years, expected dividend yield of nil, expected volatility of 39.3% and a risk free interest rate of 3%.

6 SHARE CAPITAL (continued)

d) Warrants

As a result of financings completed in 2006 and 2007, there are warrants outstanding allowing the purchase of an additional 26,080,807 common shares of the Corporation under the following terms:

Number of Warrants	Exercise price $	Issue date	Expiry date
5,045,500	0.26	April 27, 2006	April 27, 2008
2,502,000	0.30	April 27, 2006	April 27, 2008
857,500	0.20	April 27, 2006	April 27, 2008
9,666,580	0.27	December 29, 2006	December 29, 2008
500,000	0.18	December 29, 2006	December 29, 2008
1,250,000	0.30	January 25, 2007	January 25, 2009
113,502	0.30	March 13, 2007	March 13, 2009
2,690,500	0.35	April 16, 2007	April 16, 2009
331,000	0.25	April 16, 2007	April 16, 2009
2,643,575	0.25	November 9, 2007	November 9, 2009
480,650	0.16	November 9, 2007	November 9, 2009

7 RELATED PARTY TRANSACTIONS

The following disclosure lists transactions that have occurred with parties related to the Corporation.

a) Related Parties

J. Bruce Carruthers II - Chief Executive Officer
Eric A. Gavin - Chief Financial Officer
Board of Directors
Hexagon Gold (Ontario) Ltd. - owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Q-Gold.

b) Related Party Transactions

In 2007, the Corporation paid management fees to Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer, J. Bruce Carruthers II is a director, officer and shareholder, totalling $72,549 (2006 - $74,844) and to Eric A. Gavin totalling $58,039 (2006 - $54,885)

In 2007, the Corporation paid consulting fees to John A. Bolen, a director of the Company, totalling $47,625 (2006 -$64,500).

Eugene Chen, Corporate Secretary and Director of the Company, is an associate of Fraser Milner Casgrain, LLP, a firm that was paid $116,445 for legal services provided to the Company during 2007 (2006 – 128,347). A portion of these fees were debited to Share Issuance Costs.

8. SUBSEQUENT EVENTS

On March 12, 2008, the Company extended the terms of the promissory notes due from Hexagon Resources Inc. and Eric A. Gavin (see Note 3). All principal and accrued interest on these promissory notes are now due March 1, 2009.

On March 26, 2008, the Company announced that it executed a 5-year purchase option agreement to acquire six historic gold and silver mines in Crown King, Arizona. In consideration for this option, the Company made an initial cash payment of US $ 56,000 to the property owners. The Company can exercise the option anytime during the 5-year option period by paying the owners an additional US $ 1,500,000 in cash and issuing US$ 1,500,000 in Q-Gold shares to the owners. Also, pursuant to the option agreement, while the option is in force, the property owners are entitled to receive bi-annual payments of US$ 25,000.

9. INCOME TAXES

No taxes are owed by the consolidated entity. Taxes are assessed on a legal entity basis and the following reflects the overall consolidation of those entities tax basis.
Canadian non capital losses and capital losses cannot be utilized or carried forward under change of control income tax rules such as when a reverse take over transaction occurs.
For income tax purposes, the company has Canadian non capital tax losses carried forward of approximately $ 1,662,377 which can be used to reduce future years' taxable incomes. The losses expire as follows:

2008	244,512
2009	188,433
2010	255,843
2011	175,151
2012 and thereafter	798,438

In addition, the company will be able to claim share issue costs of $757,000 against future years' Canadian taxable incomes.
In addition the company has Canadian capital losses of $4,653,692 incurred from loan losses which will be able to be claimed against future years' capital gains.
The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to income for the year. The expected tax rate used was 33.6% (2006 – 33.6%). The principal reasons for the differences are as follows:

	2007 $	2006 $
Statutory Income tax rate	33.6%	33.6%
Expected tax recovery	107,309	76,860
Tax benefit of losses not recognized	(107,309)	(76,860)
	-	-

Future income tax asset components consist of the following:

	2007	2006
Benefit of share issue costs not recognized	254,352	170,016
Benefit of non capital loss carry forwards	558,559	403,200
Benefit of capital losses not recognized	781,820	781,820
Valuation allowance	(1,594,731)	(1355,036)
	-	-

There is no income tax effect to be recognized for the years ending December 31, 2007 and 2006.

9. INCOME TAXES (continued)

Flow-through shares issued in 2006	$ 2,582,604
Canadian exploration expenses renounced in 2006	(916,586)
	1,666,018
Flow-through shares issued in 2007	1,971,540
Canadian exploration expenses renounced in 2007	(2,476,048)
Balance carried forward to 2008	$ 1,161,510

10. CHANGE IN NON OPERATING WORKING CAPITAL

	2007	2006
Decrease (Increase) in current assets		
Prepaid expenses	$ (10,542)	$ 2,425
Goods and services tax receivable	(72,386)	(2,865)
Increase (decrease) in current liabilities		
Accounts payable	102,638	(25,111)
Interest payable on loans		(340)
	$ 19,710	$ (25,891)

File # 82-4931

RECEIVED

2008 MAY 21 P 1:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD OPTIONS CROWN KING, ARIZONA GOLD/ SILVER MINES

Fort Frances, Ontario, March 26, 2008

Q-Gold Resources Ltd. (TSX Venture: QAU/ Frankfurt: QX9) announced today that it has signed a 5-year purchase option agreement in an "arm's length" transaction with private parties effective March 24, 2008, to acquire six historic gold and silver mines in Crown King, Arizona. The Agreement enables the Company to acquire a 100% interest in mining and surface rights to nine (Federal) patented mining claims and three (Bureau of Land Management, U.S. Department of the Interior) mining claims (mining rights only) in the historic (1871) Tiger Mining District of Central Arizona. An additional patent was optioned for a 66 2/3% interest. The optioned properties are located in the Southern Bradshaw Mountains in Yavapai County, about 73 KM northwest of Phoenix and are all within an 8 kilometre radius of the small mountain town of Crown King. This District includes the historic Crown King gold and silver mining camp.

Q-Gold President and CEO, Bruce Carruthers, declared "I'm very pleased in this climate of high precious metals prices, to be able to have acquired a significant option position in this historic Arizona gold/ silver producing district at a very reasonable entry price. These properties fit in with our strategy of acquiring historic gold and silver mines with future production potential in politically stable areas such as Canada and the United States".

According to historical records contained in the archives of the Arizona Department of Mining and Minerals, at one time, as many as 2000 individual gold and silver mining operations were being conducted in the Bradshaw Mountains. Most of the gold and silver production took place in the periods 1870-1890 and 1903-1912. Some limited exploration was conducted on the company's optioned properties in the 1950's and 1990's. Sustained mineral production in the District was hampered by a fractured land position of small claims and by the dictates of two World Wars, where "non-essential (including gold and silver) mining was prohibited.

A series of north-easterly trending gold and silver-bearing quartz vein systems cross the Southern Bradshaw Mountain range. These shear-controlled quartz vein systems are contained in a tongue of pre-Cambrian Yavapai Schist, which is in contact with Mesozoic granitic rocks to the north and west. The vein systems are very continuous and can often be traced on surface for miles along strike and over 1,000 feet in vertical relief.

The properties contain six historic mines located on three of the District's principal gold and silver-bearing parallel vein systems, the Tiger, Gray Eagle and War Eagle/Gladiator veins. Included in the option package are the Tiger, Hammond-Riggs and Savoy (including the New Savoy) Mines. These three past-producing mines recorded sustained commercial production, the most important of which were the Tiger and the Savoy mines. The three other mines incurred development activities but no recorded production.

The Tiger and Hammond-Riggs Mines were primarily silver producers and are located on the Tiger vein. After a long production run, beginning in 1870, the Tiger mine was closed in 1917, as a result of World War I. The principal composit vein on this property is 20-feet wide. The ore shoots within this system had, according to a compilation of assays from underground sampling taken prior to 1938, an overall average width of 5-feet. The Savoy Mine, located on the gold-bearing Gray Eagle vein, incurred significant underground development but little recorded production since its discovery in the 1870's. The average width of ore mined at the Savoy Mine was reported to be 6-feet. Along with the Tiger and Hammond-Riggs Mines, the Savoy Mine remains a primary target for Q-Gold's future exploration efforts at Crown King.

Both the patents and mining claims are governed by the U.S. General Mining Act of 1872, as amended. The patents are "linear patents", whereby mining rights are extended to 100 feet on either side of the center "line" which directly overlies the veins. If ore veins or shoots are encountered underground in drifts (with the exception of "ends" of the drifts), rights can be automatically extended laterally from the drift sites until the ore body terminates, an advantage over conventional patents. No special permits are required for normal exploration activities on either the patents or the mining claims.

By their nature, the surface area of the patents is not large, but their linear makeup enables them to capture large portions of the vein systems, which can extend for miles on the surface. The optioned properties total approximately 64 acres (26 hectares), and include a total of almost 2 miles of strike length coverage on the three large vein systems.

Because of the fact that the bulk of the Crown King gold and silver production was effected from 1870-1912 (Arizona only became a state in 1912), historical data on ore production, grades, resources and reserves, is scarce and of unknown quality. It is not compliant with the requirements of NI 43-101 and is therefore unreliable. As a result, no verifiable ore reserve or mineral resource estimates can be provided for the properties at this time.

Terms of the Purchase Option Agreement are as follows:

Option Term	5 Years
Cash Payments	
Upon Execution of Agreement	US$ 56,000
Bi-Annually (during option term)	US$ 25,000
Purchase Price (to execute Option)	US$ 1,500,000 cash, and Q-Gold Shares (value equal to US$ 1,500,000)

The Agreement is subject to the approval of the TSX Venture Exchange

The Company has initiated geologic investigations on the Gray Eagle vein and one of its splays containing the "Rapid Transit Gold Mine", one of the three mines for which there is no recorded production. The program, will include mapping, sampling and assaying as a prelude to a spring and summer exploration program on the Crown King properties.

Richard C. Beard, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines, and 7,634 exploratory acres in the Rainy River Greenstone Belt.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

File # 82-4931

GLOBAL corporate compliance

April 28, 2008

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Q- Gold Resources Ltd.

On behalf of our above captioned client, we wish to advise that the meeting as set out below has been **cancelled**.

MEETING TYPE	Annual General
DATE OF MEETING	June 2, 2008
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	747269-108
RECORD DATE FOR NOTICE	April 28, 2008
RECORD DATE FOR VOTING	April 28, 2008
BENEFICIAL OWNERSHIP DETERMINATION DATE	April 28, 2008
MATERIAL MAIL DATE	May 6, 2008

Yours truly,
GLOBAL CORPORATE COMPLIANCE INC.

"Joan Moody"

Joan Moody
President

cc Q- Gold Resources Ltd.

Global Corporate Compliance Inc. 850, 505 – 3rd St SW Calgary AB T2P 3E6
tel: 403.216.8455 fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

File # 82-4931

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

RECEIVED

2008 MAY 21 P 1:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

I, J. Bruce Carruthers II, President and Chief Executive Officer of Q-Gold Resources Ltd., certify the following:

1. *Review:* I have reviewed the annual financial statements and annual MD&A (together the annual filings) of **Q-Gold Resources Ltd.** (the issuer) for the financial year ended **December 31, 2007.**

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 29, 2008**

J. Bruce Carruthers II
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

File # 82-4937

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

RECEIVED

2008 MAY 21 P 1:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

I, Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd., certify the following:

1. *Review:* I have reviewed the annual financial statements and annual MD&A (together the annual filings) of **Q-Gold Resources Ltd.** (the issuer) for the financial year ended **December 31, 2007.**

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 29, 2008**

E.A. Gavin

Eric A. Gavin
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2007
DATED APRIL 29, 2008

GENERAL

The following Annual Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2007 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Corporation's Board of Directors prior to release. Under this Instrument, the Corporation is defined as a "Venture Issuer".

The financial statements have been audited by DNTW, LLP, Chartered Accountants of Calgary, Alberta in accordance with Canadian GAAP (see Note 1 to the Financial Statements). The independent auditors of the Corporation have been appointed by the shareholders of the Corporation.

OVERALL PERFORMANCE

The Company is currently exploring for precious and base metals and platinum group elements (PGE's) on 32,585 acres in the historic Gold Camp at Mine Centre, Ontario. In addition to the Mine Centre properties, the Company also owns rights to an additional 7,634 acres in the Rainy River greenstone belt on Northwest Ontario (collectively referred to as the "Mineral Properties"). The Mineral Properties, which include the historical Foley and Golden Star gold mines that have remained undeveloped since the 1930's, are all located within the Archean Greenstone Belt of the Superior Province of Northwestern Ontario. Currently the Mineral Properties are only in the exploration stage and the Company has not conducted any development or mining operations on them.

During 2007, the Company completed the repair and reconstruction of the collar on the North Shaft at the Foley Mine along with construction of the accompanying infrastructure and buildings at the minesite. The Company initiated the permitting process to allow the de-watering of the Foley Mine and hopes to have all requisite permits in place to initiate de-watering during the summer of 2008. Once the mine has been de-watered to the 400' level and safe entry declared by mining engineers, the Company plans to begin inspection and underground exploration activities on upper levels of the 2.5 kilometres of existing drifting in the mine. Production from the mine is not anticipated during 2008.

An exploratory drilling program was completed during 2007 on the Mine Centre properties. This program established the presence of quartz veins in the Foley Mine Complex at depths ranging from 300 to 1,100 metres.

In addition, the Company completed a detailed mapping and sampling program in 2007 on the Iron Ridge Prospect at Mine Centre. Results from this program identified anomalous areas of gold, copper and PGE's (see press release dated February 1, 2008), that will be further explored at a later date.

No significant exploration expenditures were incurred on the Company's Rainy River properties in 2007.

In March of 2008, the Company announced that it had acquired an option to purchase six historic gold and silver mines near Crown King, Arizona.

The Company completed four equity financings during 2007, resulting in gross proceeds totaling $2,278,291. These funds were used to fund mine rehabilitation activities at the Foley Mine, Ontario property acquisitions, exploration activities at Mine Centre, and for general and administrative expenditures.

RESULTS OF OPERATIONS

As the Company is currently a mineral exploration company, it did not have any revenues or profits from operations during 2007, or as of the date of this MD&A and does not expect to receive any income from the Mineral Properties in the near future. Results from exploration activities, coupled with the price of gold, will materially affect any future development plans for the Mineral Properties.

The Company remains optimistic about the outlook for gold prices during 2008 and looks forward to continuing an active exploration program on the Mineral Properties through that period.

SELECTED ANNUAL INFORMATION

	2007	2006	2005
Total Revenues	$ 47,407	$ 15,707	$ 6,054
Income (Loss) before discontinued operations & extraordinary items	(3,105,552)	(1,420,822)	(637,974)
Income (Loss) per Share	(0.08)	(0.07)	(0.13)
Income (Loss) per diluted share	(0.04)	(0.04)	(0.09)
Total Assets	1,362,463	1,933,935	145,464
Total long-term liabilities	Nil	Nil	Nil
Cash dividends	Nil	Nil	Nil

The increased losses reported in 2007 over previous years can be directly attributed to the Company's continued and increased activities exploring the Mineral Properties, the costs of which are expensed and charged against earnings until economically recoverable reserves are established, on the Mineral Properties. Total assets figure in 2007 shown above includes a cash balance at year-end of $1,093,271.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

	2007				2006			
	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Total Revenues	$ 11,211	$ 9,098	$ 19,860	$ 7,238	$ 9,116	$ 3,705	$2,114	$ 772
Income (Loss) before discontinued operations & extraordinary items	(274,072)	(778,895)	(1,260,557)	(792,028)	(335,449)	(371,419)	(620,783)	(93,171)
Income (Loss) per Share	(0.01)	(0.02)	(0.04)	(0.02)	(0.01)	(0.02)	(0.03)	(0.01)
Income (Loss) per diluted share	(0.00)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)
Net Income (Loss)	(427,779)	(767,694)	(1,196,874)	(757,452)	(357,122)	(348,832)	(644,756)	(89,462)
Net Income (Loss) per Share	(0.01)	(0.02)	(0.03)	(0.02)	(0.02)	(0.02)	(0.03)	(0.01)
Net Income (Loss) per diluted share	(0.00)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)

FINANCIAL CONDITION

For the twelve months ending December 31, 2007, Q-Gold reported (prior to extraordinary items) a loss of $3,105,552 ($0.05 per share) versus a loss of $1,420,822 ($0.04) in the same period of 2006. The increased losses reported by the Corporation in 2007 over the previous year are the result of the increased exploration work on the Mineral Properties, including the rehabilitation of the Foley Mine. All exploration costs (and rehabilitation activities at the Foley Mine) are expensed and charged against earnings until economically recoverable reserves are established. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Mineral Properties, the outlook for both cash flow and profit will be negative. In the near-term, the Corporation anticipates being able to fund much of its 2008 exploration activities from cash on hand and anticipates obtaining additional funds via equity financings to continue exploration activities on the Mineral Properties including the Foley Mine rehabilitation project, as well as general corporate activities (see "Liquidity and Capital Resources", below).

Revenue, as reported in the table above, is derived from interest earned on the Company's cash deposited in various interest earning accounts with financial institutions in Canada.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, the Corporation had a working capital surplus of $1,150,867. As noted above, the Company plans on obtaining additional funds via equity financings during 2008 to fund exploration activities on the Mineral Properties and for general corporate activities.

ADDITIONAL DISCLOSURES

For the year ending December 31, 2007, the Corporation incurred expenses on its Mineral Properties totaling $2,517,905 (2006 - $917,487). General and Administrative Expenditures for the year totaled $635,054 (2006 - $519,042). The increase in expenditures over these comparative periods is the result of increased exploration activities on the Mineral Properties, including the Foley Mine rehabilitation project.

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 44,987,901 Common Shares were issued and outstanding and 66,138,708 Common Shares on a fully-diluted basis as of the date of this MD&A. No Preferred Shares were issued as of the date of this MD&A, Of the Company's common shares included in the issued and outstanding total above, 766,525 are in escrow with Computershare Trust Company of Canada and will be released on September 27, 2008.

As of the date of this MD&A, the Company has 3,475,000 stock options outstanding to Directors, Officers, Employees and Consultants of the Company with option exercise prices ranging from $0.13 to $0.27 per share, and expiry dates ranging from May 15, 2010 to August 27, 2012. As a result of completed financings, there are purchase warrants and Agent's Options outstanding, allowing for the purchase of an additional 17,675,807 common shares of the Company, with exercise prices ranging from $0.16 to $0.35 and expiration dates from December 29, 2008 to November 9, 2009.

RELATED PARTY TRANSACTIONS

As disclosed in Note 3 to the Financial Statements, officers and a director of the Company owe $87,296 to the Company as of December 31, 2007. The Promissory Notes relating to these debts were extended twelve months from their original maturity to March 1, 2009.

Pursuant to the terms of a Management Services Contract, the Company pays monthly management fees of US$ 5,500 to Hexagon Resources, Inc., a private company of which J. Bruce Carruthers II, President, Chief Executive Officer and Director of Q-Gold, is a principal shareholder of. In 2007, the Company paid management fees to Hexagon Resources of CDN$ 72,549.

The Company is entered into a consulting contract with Eric A. Gavin, Chief Financial Officer, whereby Mr. Gavin is paid US$ 5,233 per month. During 2007, the Company paid consulting fees of CDN$ 58,039 to Mr. Gavin.

During 2007, the Company paid consulting fees totaling CDN$ 47,625 to John A. Bolen, a director of the Company, under a consulting services contract. Pursuant to the terms of this contract, Mr. Bolen was paid CDN$ 5,500 per month. This contract with Mr. Bolen was terminated in September 2007.

Eugene Chen, Corporate Secretary and Director of the Company, is an associate with Fraser Milner Casgrain, LLP, a firm that the Company paid $116,445 for legal services during 2007.

As of the date of this MD&A, there are no outstanding fees payable by the Company to any officers or directors.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this annual MD&A. The financial statements have been audited by the Company's independent auditors in accordance with Canadian GAAP. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Company's Mine Centre Properties are all available on SEDAR at www.sedar.com

END